Filed by Titan Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Compass Digital Acquisition Corp.

Commission File No. 333-293277

Date: February 9, 2026

As previously disclosed, on January 6, 2026, Compass Digital Acquisition Corp., a Cayman Islands exempted company (“CDAQ”), entered into an agreement and plan of merger (as amended, the “Merger Agreement”) with (i) Titan Holdings Corp., a Delaware corporation and a direct wholly owned subsidiary of CDAQ (“Pubco”), (ii) Titan SPAC Merger Sub Corp., a Cayman Islands exempted company and a direct wholly owned subsidiary of Pubco, (iii) Titan Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Pubco, and (iv) Key Mining Corp., a Delaware corporation (“KMC”), for a proposed business combination (the “Business Combination”).

On February 6, 2026, KMC and CDAQ issued the following press release. The press release is set forth below.

Key Mining Corp. and Compass Digital Acquisition Corp. Announce Filing of Registration Statement on Form S-4 with the SEC

MIAMI, FL. & ZEPHYR COVE, NV. – February 6, 2026 — Key Mining Corp., an exploration stage critical minerals and infrastructure company (“KMC”), and Compass Digital Acquisition Corp. (OTC: CDAQF), a special purpose acquisition company (“CDAQ”), announced today that Titan Holdings Corp., a newly formed Delaware corporation that is wholly-owned by CDAQ for the Business Combination (as defined below) (“Pubco”) filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), in connection with the previously announced proposed business combination between KMC and CDAQ (the “Business Combination”).

CDAQ entered into an agreement and plan of merger (as amended, the “Merger Agreement”) with KMC, Pubco and other parties named therein on January 6, 2026. The Business Combination is expected to be completed in the first half of 2026, subject to customary closing conditions, including CDAQ’s and KMC’s shareholder approvals, the Registration Statement being declared effective by the SEC and approval of the listing of Pubco’s common stock and warrants on a national securities exchange.

KMC is an exploration stage global critical minerals and infrastructure company deploying a multi-jurisdiction strategy with assets initially located in Chile and the United States. KMC’s asset base includes deposits of titanium and copper, including the 10th largest rutile titanium dioxide deposit in the world. KMC is strategically positioned to benefit from the accelerating global demand for critical minerals needed to power the modern economy and the structural supply-demand gap in the market.

The Business Combination is expected to provide up to $20 million in gross proceeds from a combination of the remaining cash held in CDAQ’s trust account after redemptions and anticipated transaction financings by the parties prior to the closing of the Business Combination. Proceeds are expected to be used to support KMC’s development activities and to fund transaction-related costs.

“The filing of the Form S-4 is as an important step toward completing our proposed Business Combination with KMC,” said Thomas D. Hennessy, CEO and Director of CDAQ. “We remain excited about KMC’s portfolio of high-value critical mineral and infrastructure assets across the Americas.”

“The filing of the Form S-4 marks a meaningful milestone as we progress toward becoming a public company,” said Cesar Lopez, Founder and CEO of KMC. “We believe the public markets provide an appropriate platform for the long-term growth of KMC and enables us to continue to develop our Cerro Blanco project site, while also capitalizing on our scalable M&A growth model.”

Additional information about the Business Combination is included in the Registration Statement filed by Pubco with the SEC.

About Key Mining Corp.

Key Mining Corp. is aiming to build a leading global mining platform by acquiring, advancing, and developing critical mineral assets throughout the Americas. KMC currently owns critical mineral assets in Chile and the United States. KMC’s flagship asset is the 100% owned Cerro Blanco titanium project, a high-grade rutile deposit, and a water desalination project that is under development, located in the Atacama Region of Chile. The Cerro Blanco project is the 10th largest rutile titanium dioxide deposit in the world and an advanced stage water desalination project site, which is intended to support further development and has received significant third-party offtake interest. KMC’s head office is located in Miami, Florida and its project office is located in Santiago, Chile.

For additional information, please visit keyminingcorp.com.

About Compass Digital Acquisition Corp.

Compass Digital Acquisition Corp. is a blank check company incorporated in the Cayman Islands on March 8, 2021. CDAQ was formed for the purpose of effectuating a merger, capital share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. CDAQ is an emerging growth company and, as such, is subject to all risks associated with emerging growth companies.

For additional information, please visit cdaq-spac.com.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Pubco has filed with the SEC the Registration Statement that includes a proxy statement of CDAQ and a prospectus (the “proxy statement/prospectus”), as well as other relevant documents concerning the Business Combination. CDAQ will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Business Combination and related matters. INVESTORS AND SHAREHOLDERS OF CDAQ AND OTHER INTERESTED PERSONS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders and other interested persons will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CDAQ, Pubco and KMC, without charge, once available, at the SEC’s website (www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from CDAQ by going to CDAQ’s website, cdaq-spac.com.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction, whether pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Each of CDAQ, Pubco, KMC and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CDAQ’s shareholders in connection with the Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of CDAQ is set forth in CDAQ’s Annual Reports on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute forward-looking statements, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding KMC, CDAQ, Pubco, the Business Combination and statements regarding the anticipated benefits and timing of the completion of the Business Combination, objectives of management for future operations of KMC, expected operating costs of KMC and its subsidiaries, the upside potential and opportunity for investors, KMC’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions and competitive position, the satisfaction of closing conditions to the Business Combination and the level of redemptions of CDAQ’s public shareholders, and KMC’s, Pubco’s and CDAQ’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of CDAQ’s securities; the risk that the Business Combination may not be completed by CDAQ’s business combination deadline; failure to realize the anticipated benefits of the Business Combination; the risk that the redemptions of CDAQ’s public shareholders may reduce the public float of, reduce the liquidity of the trading market of the securities of CDAQ; the risks that CDAQ, KMC and Pubco will not raise the anticipated transaction financing that they are seeking in connection with the Business Combination or that the terms of such financing will be on less desirable terms and conditions than currently anticipated; the risks that the conditions to the consummation of the closing under the Merger Agreement may not be satisfied, including the failure to obtain the listing of Pubco common stock on a national securities exchange upon the closing of the Business Combination, and the Business Combination will not be consummated; costs related to the Business Combination and as a result of becoming a public company; the risk that KMC is an exploration stage mining company that also is developing a desalination plant and has limited operating history; the risk that KMC is an exploration stage mining company that also is developing a desalination plant and has limited operating history; the risks that the Titanium Project is in the exploration stage; the risks that inaccuracies of historical information with respect to KMC’s mineral projects could hinder its exploration plans; the risks that suitable infrastructure may not be available or damage to existing infrastructure may occur; the risks that KMC will require substantial additional capital to explore and/or develop the Cerro Blanco Project and KMC may be unable to raise additional capital on favorable terms or at all; the risks that KMC has a limited operating history on which to evaluate its business and performance, and accordingly, KMC’s prospects must be considered in light of the risks that any new company encounters; the risks that KMC has incurred operating losses since inception on February 18, 2020, expects to incur significant operating losses for the foreseeable future and may never achieve or sustain profitability; the risks that the mining industry is highly competitive; the risks that there may be defects in KMC’s rights under the mining claims that comprise the Titanium Project in Chile, and such defects could impair KMC’s ability to explore for mineralized material and to otherwise develop such property; the risks that KMC faces significant risks and hazards inherent to the development and operation of a water desalination project; the risks that the Water Desalination Project’s success depends on entering into and maintaining long-term water purchase agreements with mining, utility and agricultural off-takers, which may not materialize as expected; the risks that the Water Desalination Project’s off-take portfolio is expected to be concentrated in a limited number of mining customers whose operations and water needs may be affected by commodity price volatility, regulatory changes and other factors; the risks that potential demand and offtake for the Water Desalination Project may be insufficient to support its economic viability or profitability; the risks that KMC may be unable to obtain approvals to increase the permitted capacity of the Water Desalination Project as contemplated, which would limit potential returns and could adversely affect KMC’s business; the risks that although the Water Desalination Project has obtained an Environmental Impact Statement approval and most of the permits required to begin construction, certain key permits and land rights, including final maritime concessions and remaining easements, remain outstanding or subject to renewal and challenge; the risks that the Cerro Blanco Project is located in Chile which makes KMC vulnerable to risks associated with operating in one major geographic area; the risks that changes in laws or regulations regarding mining concessions in Chile could increase KMC’s expenses; the risks that after consummation of the proposed Business Combination, KMC experiences difficulties managing its growth and expanding operations; challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation; and those risk factors discussed in documents of CDAQ , Pubco or KMC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of CDAQ dated as of October 14, 2021 and filed by CDAQ with the SEC on October 18, 2021, CDAQ’s Quarterly Reports on Form 10-Q, CDAQ’s Annual Reports on Form 10-K and the Registration Statement on Form S-4 and proxy statement/prospectus filed by Pubco, and other documents filed or to be filed by CDAQ, Pubco and KMC from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of KMC, Pubco or CDAQ presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the parties or any of their representatives gives any assurance that KMC, Pubco or CDAQ will achieve its expectations. The inclusion of any statement in this press release does not constitute an admission by KMC, Pubco, CDAQ or any other person that the events or circumstances described in such statement are material.

Investor Relations Contact

Nick Geeza

CFO, CDAQ

ngeeza@hennessycapitalgroup.com

Additional Information and Where to Find It

In connection with the Business Combination, Pubco and KMC filed with the U.S. Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4 that includes a proxy statement of CDAQ and a prospectus (the “proxy statement/prospectus”), as well as other relevant documents concerning the Business Combination. CDAQ will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Business Combination and related matters. INVESTORS AND SHAREHOLDERS OF CDAQ AND OTHER INTERESTED PERSONS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders and other interested persons will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CDAQ, Pubco and KMC, without charge, once available, at the SEC’s website (www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from CDAQ by going to CDAQ’s website, cdaq-spac.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction, whether pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Each of CDAQ, Pubco, KMC and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CDAQ’s shareholders in connection with the Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of CDAQ is set forth in CDAQ’s Annual Reports on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute forward-looking statements, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding KMC, CDAQ, Pubco and the Business Combination, and statements regarding the anticipated benefits and timing of the completion of the Business Combination, objectives of management for future operations of KMC, expected operating costs of KMC and its subsidiaries, the upside potential and opportunity for investors, KMC’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions and competitive position, the satisfaction of closing conditions to the Business Combination and the level of redemptions of CDAQ’s public shareholders, and KMC’s, Pubco’s and CDAQ’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of CDAQ’s securities; the risk that the Business Combination may not be completed by CDAQ’s business combination deadline; failure to realize the anticipated benefits of the Business Combination; the risk that the redemptions of CDAQ’s public shareholders may reduce the public float of, reduce the liquidity of the trading market of the securities of CDAQ; the risks that CDAQ, KMC and Pubco will not raise the anticipated transaction financing that they are seeking in connection with the Business Combination or that the terms of such financing will be on less desirable terms and conditions than currently anticipated; the risks that the conditions to the consummation of the closing under the Merger Agreement may not be satisfied, including the failure to obtain the listing of Pubco common stock on a national securities exchange upon the closing of the Business Combination, and the Business Combination will not be consummated; costs related to the Business Combination and as a result of becoming a public company; the risk that KMC is an exploration stage mining company that also is developing a desalination plant and has limited operating history; the risks that the Titanium Project is in the exploration stage; the risks that inaccuracies of historical information with respect to KMC’s mineral projects could hinder its exploration plans; the risks that suitable infrastructure may not be available or damage to existing infrastructure may occur; the risks that KMC will require substantial additional capital to explore and/or develop the Cerro Blanco Project and KMC may be unable to raise additional capital on favorable terms or at all; the risks that KMC has a limited operating history on which to evaluate its business and performance, and accordingly, KMC’s prospects must be considered in light of the risks that any new company encounters; the risks that KMC has incurred operating losses since inception on February 18, 2020, expects to incur significant operating losses for the foreseeable future and may never achieve or sustain profitability; the risks that the mining industry is highly competitive; the risks that there may be defects in KMC’s rights under the mining claims that comprise the Titanium Project in Chile, and such defects could impair KMC’s ability to explore for mineralized material and to otherwise develop such property; the risks that KMC faces significant risks and hazards inherent to the development and operation of a water desalination project; the risks that the Water Desalination Project’s success depends on entering into and maintaining long-term water purchase agreements with mining, utility and agricultural off-takers, which may not materialize as expected; the risks that the Water Desalination Project’s off-take portfolio is expected to be concentrated in a limited number of mining customers whose operations and water needs may be affected by commodity price volatility, regulatory changes and other factors; the risks that potential demand and offtake for the Water Desalination Project may be insufficient to support its economic viability or profitability; the risks that KMC may be unable to obtain approvals to increase the permitted capacity of the Water Desalination Project as contemplated, which would limit potential returns and could adversely affect KMC’s business; the risks that although the Water Desalination Project has obtained an Environmental Impact Statement approval and most of the permits required to begin construction, certain key permits and land rights, including final maritime concessions and remaining easements, remain outstanding or subject to renewal and challenge; the risks that the Cerro Blanco Project is located in Chile which makes KMC vulnerable to risks associated with operating in one major geographic area; the risks that changes in laws or regulations regarding mining concessions in Chile could increase KMC’s expenses; the risks that after consummation of the proposed Business Combination, KMC experiences difficulties managing its growth and expanding operations; challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation; and those risk factors discussed in documents of CDAQ, Pubco or KMC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of CDAQ dated as of October 14, 2021 and filed by CDAQ with the SEC on October 18, 2021, CDAQ’s Quarterly Reports on Form 10-Q, CDAQ’s Annual Reports on Form 10-K and the Registration Statement on Form S-4 and proxy statement/prospectus filed by Pubco and KMC, and other documents filed or to be filed by CDAQ, Pubco and KMC from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of KMC, Pubco or CDAQ presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the parties or any of their representatives gives any assurance that KMC, Pubco or CDAQ will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by KMC, Pubco, CDAQ or any other person that the events or circumstances described in such statement are material.